Exhibit 99.5

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Management’s Discussion and Analysis

Contact Information :
PowerBank Corporation
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@powerbankcorp.com

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A for the three and twelve months ended June 30, 2025 should be read in conjunction with PowerBank Corporation ’s (“SUNN, the “Company”, “PowerBank”, “us”, “we” or “our”) audited consolidated financial statements as at and for the years ended June 30, 2025 and 2024, along with the related notes thereto. This MD&A is presented as of October 2, 2025 and was reviewed and approved by our Board of Directors (the “Board”). The financial information presented in this MD&A has been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all amounts in these consolidated financial statements are expressed in thousands of Canadian dollars.

Overview

Business Profile

PowerBank Corporation is incorporated in Ontario, Canada with its registered office located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 and head office located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022 and had another name change to PowerBank Corporation on July 23, 2025.

The Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”.

The Company operates in the growing renewable energy sector that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar and battery energy storage power plants that would generate solar renewable electricity to: (a) address the growing requirements for jurisdictions to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”) and other environmental attributes; (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid; and (c) enhance grid reliability via its distributed generation projects.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of solar power plants and battery energy storage system (“BESS”) , whether electricity grid interconnected or behind-the-meter (“BTM”) projects on roofs of commercial and/or industrial buildings, or ground-mount projects, community-scale or utility-scale in size.

The Company continues to shift its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer (“IPP”). The Company focuses on organic growth and also pursues M&A opportunities.

Development of the Business

USA

The Company is focused on its key markets in New York, Pennsylvania, Maryland and California. In New York, a Company’s 3.7 megawatts of direct current (“MW DC”) project has reached Permission to Operate (“PTO”) in July 2025. Three projects for Honeywell and four projects for Qcells, totaling 48 MW are expected to reach PTO within the next 12 months. Approximately 60 projects are under utility interconnection studies and/or permitting in the US and Canada, with approximately 20 distributed generation projects having secured positive interconnection studies in New York State alone. In addition, the Company is working on site origination for further potential renewable and alternative energy projects.

Community solar and BESS projects rely on state-level polices, legislation, regulations, and economics along with federal tax incentives to meet hurdle requirements. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs has been passed or is being proposed. In Pennsylvania, the development of the community solar projects will be subject to the final approval of House Bill 1842 by the State government of Pennsylvania.

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Management’s Discussion and Analysis

The company is monitoring development opportunities for utility scale solar and/or BESS projects in various jurisdictions in the US, including New York State, Texas, Arizona, New Mexico, Nevada, Illinois and California for both organic development and M&A opportunities, with several potential project sites under site control via binding land lease. Attractive unit-level economics, favorable permitting regimes, and feasible interconnection timelines contribute to a strong business case for certain utility-scale opportunities. Typically, utility-scale projects rely on corporate PPAs to enable project financing.

Canada

The Company is expected to finish the construction on a 1.4MW DC rooftop solar project in Alberta in Q2 FY2026. In addition, more than ten projects in Nova Scotia are under utility interconnection studies and development work is ongoing. The company is actively developing the potential projects in Ontario, Alberta, and Nova Scotia.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions focusing on small Feed-in-Tariff (“FIT”) solar projects, rooftop and ground mount installations.

After acquisition of Solar Flow-Through Funds Ltd. (“SFF”), including its pipeline of BESS projects, on July 8, 2024, the Company became the owner of the three separate BESS projects in Ontario.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. One of the three projects under the E-LT1 is expected to be operational by December 31, 2025 while the remaining two projects have an uncertain project schedule. Each BESS project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology.

With the acquisition of SFF, the Company is now responsible for securing the permits and financing required to complete the construction of the BESS Projects. In November 2024, the Company secured financial closing of a combined project loan in a principal amount of $25.8 million for two of the three BESS projects. The Company remains in discussion with a project finance lender for the financing for the third BESS project. The Company has commenced construction on one of the three BESS projects known as SFF-06. The other two BESS projects, project 903 and project OZ1, require final permits for construction.

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) are required from the Town of Armour, Ontario. On November 8, 2022 the projectco -1000234763 Ontario Inc received a Municipal Support Resolution, which was unanimously approved by the council for the Town of Armour. However, the OPA/ZBA have been delayed as a result of certain public opposition and the council’s evaluation of how to respond to such opposition. A delay in obtaining the necessary OPA/ZBA means that projectco may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before April 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, projectco has sent the IESO a notice of potential force majeure event to the OPA/ZBA delay. The timing of the issuance of the OPA/ZBA and its impact on project schedule remains uncertain.

Evlo Energy Storage Inc. (“Evlo”), a subsidiary of Hydro-Québec, is providing its EVLOFLEX battery energy storage systems (the “BESS Equipment”) for the three separate BESS Projects. As a result of the delays in obtaining permits for the BESS Projects, the Company has requested that Evlo delay the delivery of the BESS Equipment. Evlo has informed the Company that such delay will adversely affect Evlo’s performance under the agreement for the BESS Equipment and increases the cost of the BESS Equipment. The final implications of these delays on the contract price and schedule have not yet been ascertained. If the project schedule is delayed, it is possible that certain incentives from the Ontario government for completion of the BESS Projects by a target date will not be received. In addition, if the Company is unable to fully draw down on the $25.8 million loan, and secure a financing for the third BESS project to provide financing to make required payments to Evlo, Evlo may provide the Company with a notice of default which would have an adverse effect on the project schedule and costs.

Acquisitions

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of issuance of up to 5,859,561 common shares of PowerBank (“PowerBank Shares”) for an aggregate purchase price of up to $41,800. The Company acquired the remaining shares issued and outstanding, representing 84.18%, for consideration valued at $45,000 as of the date of this agreement. The number of PowerBank Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The primary reason for the business combination was for the Company to acquire SFF’s 70 operating solar power sites, along with its pipeline of battery energy storage system (“BESS”) projects and electric vehicle charging stations. The Company closed the acquisition of SFF on July 8, 2024. During the year ended June 30, 2025, the Company incurred $15 in acquisition costs related to the SFF transaction, which were expensed.

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Management’s Discussion and Analysis

The consideration for the SFF Transaction also consisted of an upfront payment of approximately 3,575,632 PowerBank Shares and a contingent payment representing up to an additional 2,283,929 PowerBank Shares that will be issued in the form of contingent value rights (“CVRs”). The PowerBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuator shall revalue the BESS portfolio and PowerBank shall then issue PowerBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuator, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 PowerBank Shares. As at the date of this Management’s Discussion and Analysis, the Company has not issued any PowerBank Shares related to CVRs.

The acquisition of SFF continues the Company’s strategy of creating value for all stakeholders by growing its portfolio of cash-generating independent power producer assets. The Company will also expand into ownership of battery energy storage projects and electric vehicle charging stations, both are key components of net zero energy transition.

CIM Transaction

On May 6, 2025 the Company announced that CIM Group (“CIM”), a real estate and infrastructure owner, operator, lender and developer, and the Company have entered into a Mandate Letter providing for up to US$100 million in project based financing for a portfolio of 97 MW of solar power projects located in the United States (the “CIM Transaction”). The CIM Transaction will be structured as a preferred equity investment into a newly formed entity (“New HoldCo”) that will be a joint venture between CIM and Abundant Solar Power Inc. (“ASP”), a wholly-owned subsidiary of PowerBank. No shares or other securities of PowerBank will be issued in connection with the CIM Transaction.

CIM shall acquire non-convertible preferred equity interests in New HoldCo (the “CIM Equity”). Pursuant to a membership interest purchase agreement to be entered into by New HoldCo and ASP, New HoldCo will purchase the membership interests of identified project companies that wholly own 97 MW of power generating capacity (the “CIM Portfolio” or the “CIM Projects”) directly or indirectly from ASP, subject to the satisfaction of customary conditions precedent. New HoldCo would advance 20% of the purchase price for each CIM Project at mechanical completion of such CIM Project, and 80% at substantial completion of such CIM Project.

Each CIM Project is anticipated to sell investment tax credits (“ITCs”) to one or more creditworthy third-party buyers pursuant to one or more tax credit transfer agreements in accordance with the requirements of Section 6418 of the Internal Revenue Code of 1986, as amended (the “Code” and each a “TCTA”).

CIM shall receive a coupon, payable semi-annually, equal to 3% (annually) of the aggregate investment and, subject to certain distributions detailed below, the remainder of the cashflow generated from the CIM Portfolio shall be distributed to ASP. CIM shall retain 100% of the TCTA sales. In the event of liquidation, casualty or similar condemnation event the proceeds shall be distributed based on prior contributions of the parties. New HoldCo has the right to redeem the CIM Equity based on the greater of fair market value or a multiple of invested capital beginning 180 days after the fifth anniversary of the date the last CIM Project is placed in service (the “Call Option”). If the Call Option is not exercised, CIM has the right to require a redemption of the CIM Equity at the lower of fair market value or a multiple of invested capital.

There are several risks associated with the CIM Transaction and development of the CIM Projects. The development of any project is subject to receipt of interconnection approval, receipt of a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. The CIM Transaction is subject to the execution of definitive documentation setting out all of the representations, warranties, covenants and conditions precedent associated with the CIM Transaction and as of the date of this MD&A such documentation had not been executed. There is a risk that definitive documentation may not be executed or that the conditions precedent to the CIM Transaction are not satisfied. In such case, no funding will be advanced under the terms of the CIM Transaction. PowerBank will also need to secure the financing required to develop the CIM Projects to mechanical completion and substantial completion, as prior to such milestone none of the funding from the CIM Transaction will be available.

Recent Developments

During and up to the date of this MD&A, the Company achieved the following business objectives:

●	September 2025: The Company announced the project Jordan Rd (1&2) have secured all required municipal approvals, including variances, site plan approval and special use permit. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	September 2025: The Company announced its 2.8 MW Day Hollow ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	August 2025: The Company announced its 5.7 MW North Main St ground-mount solar project, located in upstate New York, has completed its Coordinated Electric System Interconnection Review. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

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Management’s Discussion and Analysis

●	August 2025: The Company announced that Sydney, Brooklyn, and Petpeswick Community Solar projects (the “Projects”) in Nova Scotia were granted $1.74 million in funding through the Nova Scotia Department of Environment and Climate Changes provided by the Nova Scotia Department of Energy and managed by the Net Zero Atlantic program. These projects are owned by a third party and are being developed by the Company for the third party.

●	August 2025: The Company announced the installation of its 4.99 MW Battery Energy Storage System (BESS) in Cramahe, Ontario, at the project known as SFF-06.

●	April 2025: The Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the Glor Rd project (the “Project”) on a site located in upstate New York. Assuming the Project’s requested interconnection approval is received, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	April 2025: The Company announced its plans to develop a 4.584 MW DC ground-mount solar power project known as the Forest Hill Rd project on a site located in upstate New York. Assuming the Project’s requested interconnection approval is received, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	March 2025: The Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the Hoadley Hill Rd project on a site located in upstate New York. Assuming the Project’s requested interconnection approval is received, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	March 2025: The Company announced it has closed a registered direct offering with a single institutional investor. The investor purchased 2,394,367 common shares and warrants to purchase up to 2,394,367 common shares at a combined purchase price of US$3.55 per common share and accompanying warrant for aggregate gross proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses (the “2025 Offering”). The warrants are exercisable immediately at an exercise price of US$4.45 per share and will expire five years from the date of issuance. Approximately US$8.5 million was funded in full upon the closing of the 2025 Offering, and up to an additional US$10.65 million may be funded upon full cash exercise of the warrants. No assurance can be given that any of the warrants will be exercised. The Company expects to use the net proceeds from the 2025 Offering to advance its independent power producer assets including BESS projects and a community solar project in New York, along with for working capital and other general corporate purposes.

●	March 2025: The Company announced that its 3.26 MW Camillus Solar Project has been sold to, and will now be constructed for, Solar Advocate Development LLC (“Solar Advocate”) in a transaction valued at US$7.3 million. Engineering and initial construction have commenced and the Company has initiated procurement of major equipment. The Company will now continue to build the project for Solar Advocate to commercial operation via an EPC agreement dated March 18, 2025. The sale price for the project, and value of the EPC agreement are approximately US$7.3 million.

●	March 2025: The Company announced its plans to develop a 4.3 MW DC ground-mount solar power project known as the Glen Rd project on a site located in upstate New York. Assuming the project’s interconnection study is successful, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	March 2025: The Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the Jordan Rd, Gainesville project on a site located in upstate New York. Assuming the project’s interconnection study is successful, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	March 2025: The Company announced an update on the development of a 5.4 MW DC ground-mount solar power project known as the Boyle Rd project on a site located in upstate New York. The project has achieved a development milestone in receiving positive interconnection results via a completed Coordinated Electric System Interconnection Review (“CESIR”).

●	March 2025: The Company announced an update on the development of a 2.9 MW DC ground-mount solar power project known as the Silver Springs project on a site located in Gainesville, New York. The project has achieved a development milestone in receiving positive interconnection results via a completed CESIR.

●	March 2025: The Company announced an update on the development of a 7.2 MW DC ground-mount solar power project known as the North Main project on a site located in Wyoming County, New York. The project has completed its Coordinated Electric System Interconnection Review (“CESIR”), and can proceed to the next important milestone, permitting the project site.

●	February 2025: The Company announced that it is partnering with Viridi, the industry leader in fail-safe battery energy storage systems (“BESS”), on the development of a combined 3.06 MW DC ground-mount solar power project and related 1.2 MWH BESS in Buffalo, New York. The project is being constructed on a closed landfill site, transforming previously unusable land into a productive asset that generates clean energy for the community. Subject to the receipt of financing, PowerBank intends to be the owner of the project and Virdi will provide supplies for the BESS system.

5

Management’s Discussion and Analysis

●	February 2025: The Company announced an update on the development of two projects located on industrial brownfield sites located in Skaneateles, New York which is in the Finger Lakes Region of New York, in Onnodaga County. The Company intends to develop two ground-mount community solar projects across this site with a capacity of 14.4 MW DC. The projects have achieved a development milestone in receiving positive interconnection results via a completed Coordinated Electric System Interconnection Review (“CESIR”). Now that the Company has received a positive interconnection determination, the next step is completing the permitting process for the Projects which is already underway.

●	December 2024: The Company entered into agreement with Qcells, through an affiliate, to sell four ground-mount solar power projects that are under development in upstate New York representing 25.58 MW. The projects will be developed as four separate solar power projects. The Company will now continue to build the Projects for Qcells to commercial operation via EPC agreements. The sale of the projects and EPC agreement have a total value of approximately US$49.5 million. The Company also expects that it will retain an operations and maintenance contract for the projects following the completion of construction.

●	November 2024: The Company secured financial closing of a combined project loan in a principal amount of $25.8 million with Royal Bank of Canada (“RBC”) as Lenders, Administrative Agent and Collateral Agent for the Lenders. The loan, on a non-recourse basis, will be used for the construction, operation and maintenance of two 4.74 MW BESS projects located in Ontario.

●	November 2024: The Company secured project financing in the form of a loan in a principal amount of $3 million.

●	November 2024: The Company announced its strategic expansion into the rapidly growing data center market. The Company does not presently have any contracts to develop or power a data center but it is in discussions with various other parties regarding potential data center opportunities and will provide details if an agreement to acquire or develop a data center is concluded. The development of any data center project is subject to identification of a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for renewable energy, which could result in future projects no longer being economic.

●	November 2024: The Company announced its plans to develop a 3.1 MW DC ground-mount solar power project known as West Petpeswick project (the “Project”) on a site located in Nova Scotia.

●	October 2024: The Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the North Main project on a site located in Wyoming County, New York.

●	October 2024: The Company announced its plans to develop a 7 MW DC ground-mount solar power project known as the Stauffer project on a site located in Lancaster County, Pennsylvania.

●	October 2024: The Company announced its plans to develop a 13.8 MW DC ground-mount solar power project known as the Grandview project on a site located in Lancaster County, Pennsylvania.

●	October 2024: The Company announced its plans to develop a 2.9 MW DC ground-mount solar power project known as the Silver Springs project on a site located in Gainesville, New York.

●	September 2024: The Company announced its plans to develop a 7 MW DC ground-mount solar power project known as the Hwy 28 project on a 45 acre site located in Middletown, Delaware County, New York.

●	September 2024: The Company announced its plans to develop a 5.4 MW DC ground-mount solar power project known as the Boyle project located in Broome County, New York. The project is expected to employ agrivoltaics (the dual use of land for solar energy production and agriculture) including sheep grazing with a local agricultural partner.

●	August 2024: The Company announced that it intends to develop a 6.41 MW DC ground-mount solar power project known as the East Bloomfield project located in East Bloomfield, New York.

●	July 2024: The Company advanced construction on the 1.4MW DC rooftop solar project in Alberta. Construction of the project is expected to be completed in the third quarter of fiscal year 2025.

●	July 2024: The Company announced an update on its 3.25 MW DC ground-mount solar power project located in the Town of Camillus, New York on a closed landfill. The project has now received its plan approval and special use permit from the town of Camillus.

●	July 2024: The Company closed its acquisition of SFF. This transaction values SFF at up to $45M but the consideration payable excludes the common shares of SFF currently held by the Company.

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Management’s Discussion and Analysis

Results of Operations

The following table outlines our consolidated statements of comprehensive income (loss) for the periods indicated:

(in thousands of Canadian dollars)	Three months ended June 30		Twelve months ended June 30
	2025	2024	2025	2024

Revenue	$16,800	$7,977	$41,531	$58,377
Cost of goods sold	10,603	6,502	31,020	46,698
Gross profit	$6,197	$1,475	$10,511	$11,679
Operating expenses:
Advertising and promotion	4	730	1,111	4,088
Professional fees	2,968	989	8,035	1,861
Consulting fees	2,263	464	5,040	1,541
Depreciation and amortization	30	25	100	79
Salary and wages	442	413	1,713	1,280
Share-based compensation	6	101	177	860
Insurance	172	199	879	416
Listing fees	38	540	166	724
Travel and events	86	138	495	362
Repairs and maintenance	32	28	131	140
Other operating expense	557	308	1,366	646
Impairment loss	12,596	2,975	30,374	4,100
Total operating expenses	$19,194	$6,910	$49,587	$16,097
Other income (expense)
Interest income	179	59	607	321
Interest expense	(749)	(7)	(3,263)	(285)
Fair value change of derivatives	78	(137)	(1,340)	(137)
Fair value change of warrant liabilities	3,575	-	3,575	-
Fair value change on CVR	7,195	-	7,195	-
Loss on investments	-	(1,125)	(3,385)	(1,125)
Other income (expenses)	(45)	(257)	351	5,013
Net income (loss) before income taxes	$(2,764)	$(6,902)	$(35,336)	$(631)
Current tax expense	(593)	2,211	953	2,962
Deferred tax expense (recovery)	(4,364)	(16)	(5,173)	(16)
Net income (loss) for the period	$2,193	$(9,097)	(31,116)	$(3,577)
Other comprehensive income (loss)	(851)	150	(342)	225
Comprehensive Income (loss)	$1,342	$(8,947)	$(31,458)	$(3,352)
Loss attributable to:
Shareholders of the Company	2,213	(9,059)	(31,140)	(3,474)
Non-controlling interest	(20)	(38)	(76)	(103)
Loss for the year	2,193	(9,097)	(31,116)	(3,577)
Total comprehensive loss attributable to:
Shareholders of the company	1,362	(8,909)	(31,382)	(3,257)
Non-controlling interest	(20)	(38)	(76)	(95)
Total comprehensive loss	1,342	(8,947)	(31,458)	(3,352)

Earnings (loss) per share - basic	0.07	(0.34)	(0.97)	(0.13)
Earnings (loss) per share - diluted	0.05	(0.34)	(0.97)	(0.13)

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Management’s Discussion and Analysis

Review of Operations

Trend

In fiscal 2025, the Company continues to focus on scaling its business model by growing its pipeline and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will resume growing in fiscal 2026 as eight projects in the US and two projects in Canada progress to PTO in fiscal 2026, along with the Geddes Project (currently owned by the Company) has reached PTO in July 2025.

Key business highlights and projects updates in FY2025

Existing projects

The Company classifies its existing projects as those that are currently in the construction phase.

Name	Location	Size	Timeline	Milestone	Current Status
		(MWdc/MWh)
Geddes	New York, USA	3.7	Q1 FY2026	Reach PTO (permission to operate)	The project has reached PTO in Q1 FY2026.
Settling Basins - 1	New York, USA	7	Q2 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Settling Basins - 2	New York, USA	7	Q2 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Settling Basins - 3	New York, USA	7	Q2 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Camillus	New York, USA	3.1	Q3 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Solar Advocate.
261 Township (Phase1)	Alberta, Canada	1.4	Q2 FY2026	Reach PTO (permission to operate)	It’s the first phase of a total 4.2MW project. The construction started in Q1 FY2025.
SFF06 (BESS)	Ontario, Cananda	Discharge: 4.74 Storage: 18.96	Q3 FY2026	Reach PTO (permission to operate) and secure financing for construction.	IPP project. Construction started in Q3 FY2025
Hardie Rd	New York, USA	7	Q4 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Qcells.
Rice Road	New York, USA	6.4	Q4 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Qcells.

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Management’s Discussion and Analysis

Projects under development

Projects under development comprise (i) projects owned by the Company that have not yet achieved a Notice to Proceed (“NTP”), and (ii) projects that have been divested, but for which the Company has retained the engineering, procurement and construction (“EPC”) agreement and continues to perform development activities on behalf of the purchaser

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost (in Canadian dollar)	Cost Incurred (in Canadian dollar)	Sources of Funding	Current Status
261 Township (Phase2)	Alberta, Canada	4.2	Q3 FY2026	NTP	200,000	5,500	Equity financing, working capital	Phase 1 construction started in Q1 FY2025. Interconnection for Phase 2 is being prepared to submit after the interconnection agreement is executed for phase 1 with Fortis.
Gainesville	New York, USA	7	Q3 FY2026	NTP	1,500,000	1,127,144	Development fee	The project has been sold to Qcells in Q2 FY2025. Construction expected to start in Q2 FY2026 subject to resolution of permitting issues. See “Legal Matters and Contingencies”.
Hwy 28	New York, USA	7	Q2 FY2026	NTP	2,750,000	2,529,861	Development fee	The project has been sold to Qcells in December 2024. Construction expected to start in Q2 FY2026.
SUNY	New York, USA	28	Q4 FY2026	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	2,900,000	481,761	Equity financing, working capital	The interconnection application to New York Independent System Operator has been accepted into the new cluster study program. The project will move on to the customer engagement window, which will list any project physical infeasibility screens and a scooping meeting for the phase 1 study.
NS Projects	Nova Scotia, Canada	31	Q3 FY2026	NTP	900,000	12,542	Service fee	The Company will complete the interconnection project with Nova Scotia Power Inc., lead in-depth engineering studies, and complete the solar design. Construction is expected to begin in Q3 2026. Projects are owned by a third party.
Oak Orchard	New York, USA	7	Q3 FY2026	NTP	1,900,000	1,151	Equity financing, working capital	The project is under interconnection study.
Boyle	New York, USA	5.4	Q3 FY2026	NTP	3,900,000	23,792	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Silver Springs	New York, USA	2.9	Q3 FY2026	NTP	1,300,000	70,335	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.

9

Management’s Discussion and Analysis

Grandview	Pennsylvania, USA	13.8	Q2 FY2027	NTP	1,200,000	-	Equity financing, working capital	The project is under interconnection study.
Stauffer	Pennsylvania, USA	7	Q3 FY2026	NTP	1,250,000	2,115	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
North Main	New York, USA	7.2	Q3 FY2026	NTP	1,250,000	22,714	Equity financing, working capital	The project is under interconnection study.
Skaneateles (Jordan Rd 1&2)	New York, USA	14.4	Q2 FY2026	NTP	2,330,000	2,014,150	Equity financing, working capital	The project received interconnection approval and is in the final stage of the permitting process.
Viridi Solar and BESS	New York, USA	3.06 MW (Solar) 1.2 MWH (BESS)	Q3 FY2026	NTP	1,300,000	1,152,239	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
Jordan Rd, Gainesville	New York, USA	7.2	Q4 FY2026	NTP	1,900,000	68,186	Equity financing, working capital	The project is under interconnection study.
Glen Rd	New York, USA	4.3	Q4 FY2026	NTP	1,500,000	15,758	Equity financing, working capital	The project is under interconnection study.
Hoadley Hill Rd	New York, USA	7.2	Q4 FY2026	NTP	1,900,000	88,302	Equity financing, working capital	The project is under interconnection study.
Forest Hill Rd	New York, USA	4.584	Q4 FY2026	NTP	1,500,000	14,666	Equity financing, working capital	The project is under interconnection study.
Glor Rd	New York, USA	7.2	Q4 FY2026	NTP	1,900,000	26,946	Equity financing, working capital	The project is under interconnection study.
Day Hollow	New York, USA	2.8	Q4 FY2026	NTP	700,000	28,309	Equity financing, working capital	The project is under interconnection study.
903 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q1 FY2026	NTP	12,001,382	8,917,359	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Debt financing has been secured through RBC. Commencement of construction remains subject to receipt of final permits. There is no certainty that final permits will be received.
OZ-1 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q1 FY2026	NTP	12,001,382	9,323,959	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Commencement of construction remains subject to receipt of financing and final permits. There is no certainty that financing or final permits will be received. See “Legal Matters and Contingencies”.

10

Management’s Discussion and Analysis

During the current fiscal year certain projects that were previously disclosed were cancelled as follows:

●	The site in Black Creek, NY representing 3.2 MW DC that was announced on May 6 2024. Development was discontinued due to high interconnection costs, which impacted the project’s overall financial viability.
●	Projects in the Orleans County representing 30 MW that were announced on April 22, 2024. These projects were cancelled due to the costs associated with the Coordinated Electric System Interconnection Review (“CESIR”), which rendered these projects financially unsustainable.
●	Project in Clay, New York, representing 7.00 MW DC that was announced on August 15, 2024. The project was cancelled because it was determined to not be financially viable.

Revenue

The Company’s revenue is mainly from EPC services, Development fees and O&M services and other services.

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Development fees	$5,516	$-	$5,516	$7,687	$2,012	$5,675
EPC services	7,315	6,589	726	23,261	54,066	(30,805)
IPP production	2,721	319	2,402	9,297	578	8,719
O&M and other services	1,248	1,069	179	1,286	1,721	(435)
Total revenue	$16,800	$7,977	$8,823	$41,531	$58,377	$(16,846)

Total revenue

For the three months ended June 30, 2025, total revenue increased by 111% to $16,800 compared to $7,977 in 2024, mainly due to higher development fees and IPP production revenue, partially offset by lower EPC revenue. For the twelve months ended June 30, 2025, total revenue decreased by 29% to $41,531 compared to $58,377 in 2024, primarily due to a decline in EPC services, partially offset by higher IPP production and development fees.

Development Fees

For the three months ended June 30, 2025, development fee revenue was $5,516 compared to nil in 2024, representing an increase of $5,516. For the twelve months ended June 30, 2025, development fee revenue was $7,687 compared to $2,012 in 2024, an increase of $5,675 or 282% year over year. The increases for both the quarter and the year were primarily driven by higher development activities completed and monetized during fiscal 2025.

EPC Services

For the three months ended June 30, 2025, EPC services revenue increased to $7,315 from $6,589 in 2024, an increase of $726 or 11%. The increase was primarily attributable to higher project construction activity in fiscal 2025 compared to the prior year. For the twelve months ended June 30, 2025, EPC services revenue decreased to $23,261 from $54,066 in 2024, a decline of $30,805 or 57%. The decrease was primarily due to lower project construction activity in fiscal 2025 compared to the prior year, reflecting the timing of project execution. Revenues were also impacted by the Company’s strategic shift away from short-term EPC and project sales toward the expansion of its IPP portfolio and recurring revenue streams. This transition represents an ongoing trend in the Company’s business model and may be more appropriately discussed in the “Discussion of Operations and Outlook” section.

IPP Production

For the three months ended June 30, 2025, IPP production revenue increased significantly to $2,721 compared to $319 in 2024, an increase of $2,402 or 753%. This growth primarily reflects additional operating solar facilities acquired and commissioned during the year, including those obtained through the SFF acquisition, which contributed $2,390 of IPP production revenue in the quarter. For the twelve months ended June 30, 2025, IPP production revenue increased to $9,297 compared to $578 in 2024, an increase of $8,719 or 1,508%. This growth primarily reflects additional operating solar facilities acquired and commissioned during the year, including those obtained through the SFF acquisition, which contributed $8,417 of IPP production revenue during the twelve months ended 2025.

11

Management’s Discussion and Analysis

O&M and Other Services

For the three months ended June 30, 2025, O&M and other services revenue was $1,249 compared to $1,069 in 2024, an increase of $179 or 17%, reflecting stronger third-party service activity. For the twelve months ended June 30, 2025, O&M and other services revenue was $1,286 compared to $1,721 in 2024, a decrease of $435 or 25%, mainly due to fewer third-party O&M service contracts executed during the year.

Cost of goods sold

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Cost of development fees	$6,847	$189	$6,658	$7,387	$1,151	$6,236
Cost of EPC services	2,538	5,166	(2,628)	16,246	44,233	(27,987)
Cost of IPP production	1,195	266	929	7,223	331	6,892
Cost of O&M and other services	23	881	(858)	164	983	(819)
Total cost of goods sold	$10,603	$6,502	$4,101	$31,020	$46,698	$(15,678)

Cost of development fees

For the three months ended June 30, 2025, development fee costs were $6,847 compared to $189 in 2024, an increase of $6,658 or 3,523%. For the twelve months ended June 30, 2025, development fee costs were $7,387 compared to $1,151 in 2024, an increase of $6,236 or 542%. The increase was primarily due to higher project development activities reaching milestones during the twelve months ended June 30, 2025.

Gross profit margin on development fees was 4% for the twelve months ended June 30, 2025, compared to 43% for the twelve months ended June 30, 2024. Development fee margins are primarily influenced by the type and volume of activities undertaken during the fiscal year.

Cost of EPC services

For the three months ended June 30, 2025, EPC services costs were $2,538 compared to $5,166 in 2024, representing a decrease of $2,628. For the twelve months ended June 30, 2025, EPC services costs were $16,246 compared to $44,233 in 2024, a decrease of $27,987 or 63%. The decrease was consistent with the lower level of EPC project activity during the twelve months ended June 30, 2025, which was impacted by permitting delays and fewer large-scale projects under construction compared to the prior year. Costs also trended lower in line with the Company’s transition away from EPC contracting toward an expanded IPP portfolio.

Overall, gross profit from projects was higher during the twelve months ended June 30, 2025. Gross profit margin for EPC services was 30% for the twelve months ended June 30, 2025, compared to 18% for the twelve months ended June 30, 2024. The improvement reflects better cost management and reduced project delivery costs, resulting in stronger profitability despite lower EPC volumes year-over-year.

Cost of IPP production

For the three months ended June 30, 2025, IPP production costs were $1,195 compared to $266 in 2024, an increase of $929 or 349%. For the twelve months ended June 30, 2025, IPP production costs were $7,223 compared to $331 in 2024, an increase of $6,892 or 2,082%. The increase was primarily driven by the acquisition of SFF and additional IPP facilities brought into operation during the year, which expanded the portfolio and resulted in higher operating and maintenance expenditures. Depreciation and amortization expenses of approximately $5,018 were recorded within cost of goods sold for the twelve months ended June 30, 2025.

Gross profit margin for IPP production was 22% for the twelve months ended June 30, 2025, compared to 43% for the twelve months ended June 30, 2024. The margin decrease is mainly due to the inclusion of additional depreciation and amortization of $5,018 within cost of goods sold, following the acquisition of SFF and expansion of the IPP portfolio.

12

Management’s Discussion and Analysis

Cost of O&M and other services

For the three months ended June 30, 2025, O&M and other services costs were $23 compared to $881 in 2024, representing a favorable variance of $858. For the twelve months ended June 30, 2025, O&M and other services costs were $164 compared to $983 in 2024, a favorable variance of $819 or 83%. The favorable variance was primarily due to fewer service contracts executed in fiscal 2025 and lower associated maintenance activities compared to the prior year.

Gross profit margin for O&M and other services was 87% for the twelve months ended June 30, 2025, compared to 43% in for the twelve months ended June 30, 2024. The improvement was driven by lower costs relative to revenue, as fewer service contracts were executed in FY2025 but with higher profitability per contract.

Operating expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Advertising and promotion	$4	$730	$(726)	$1,111	$4,088	$(2,977)
Professional fees	2,968	989	1,979	8,035	1,861	6,174
Consulting fees	2,263	464	1,799	5,040	1,541	3,499
Depreciation and amortization	30	25	5	100	79	21
Salary and wages	442	413	29	1,713	1,280	433
Share-based compensation	6	101	(95)	177	860	(683)
Insurance	172	199	(27)	879	416	463
Listing fees	38	540	(502)	166	724	(558)
Travel and events	86	138	(52)	495	362	133
Repairs and maintenance	32	28	4	131	140	(9)
Other operating expense	557	308	249	1,366	646	720
Impairment loss	12,596	2,975	9,621	30,374	4,100	26,274
Total operating expenses	$19,194	$6,910	$12,284	$49,587	$16,097	$33,490

Advertising and Promotion

For the three months ended June 30, 2025, advertising and promotion expenses were $4 compared to $730 in 2024, a decrease of $726. For the twelve months ended June 30, 2025, expenses decreased to $1,111 from $4,088 in 2024, a reduction of $2,977 or 73%, primarily reflecting reduced marketing and investor relations activities following the Company’s IPO and US stock exchange listing in 2024.

Professional fees

For the three months ended June 30, 2025, professional fees increased to $2,968 from $989 in 2024, an increase of $1,979 or 200%. For the twelve months ended June 30, 2025, professional fees increased to $8,035 from $1,861 in 2024, an increase of $6,174 or 332%, primarily due to higher legal, audit, and advisory costs associated with the Company’s growth, acquisitions, and financing activities.

Consulting Fees

For the three months ended June 30, 2025, consulting fees increased to $2,263 from $464 in 2024, an increase of $1,799 or 388%. This increase was primarily driven by greater use of external consultants to support business expansion initiatives during the period. For the twelve months ended June 30, 2025, consulting fees increased to $5,040 from $1,541 in 2024, an increase of $3,499 or 227%. The increases were mainly driven by higher use of external consultants to support legal and compliance matters and business expansion initiatives in fiscal 2025.

Depreciation and Amortization

For the three months ended June 30, 2025, depreciation and amortization was $30 compared to $25 in 2024, an increase of $5. For the twelve months ended June 30, 2025, depreciation and amortization was $100 compared to $79 in 2024, an increase of $21 primarily attributable to right-of-use asset depreciation.

13

Management’s Discussion and Analysis

Salary and wages

For the three months ended June 30, 2025, salary and wages were $442 compared to $413 in 2024, essentially flat year over year. For the twelve months ended June 30, 2025, salary and wages increased to $1,713 from $1,280 in 2024, an increase of $433 or 34%, primarily reflecting higher headcount following the SFF acquisition.

Share-based compensation

For the three months ended June 30, 2025, share-based compensation was $6 compared to $101 in 2024, a decrease of $95. For the twelve months ended June 30, 2025, share-based compensation decreased to $177 from $860 in 2024, a reduction of $683 or 79%, reflecting lower option and RSU grants during the twelve months ended June 30, 2025.

Insurance

For the three months ended June 30, 2025, insurance expenses were $172 compared to $199 in 2024, a decrease of $27. For the twelve months ended June 30, 2025, insurance expenses increased to $879 from $416 in 2024, an increase of $463 or 111%, primarily due to higher premiums.

Listing Fees

For the three months ended June 30, 2025, listing fees were $38 compared to $540 in 2024, a decrease of $502. For the twelve months ended June 30, 2025, listing fees decreased to $166 from $724 in 2024, a reduction of $558 or 77%. Listing fees were elevated due to the Company’s IPO and related stock exchange listing costs, while spending declined in during the twelve months ended June 30, 2025, as no similar one-time costs were incurred.

Travel and Events

For the three months ended June 30, 2025, travel and events expenses were $86 compared to $138 in 2024, a decrease of $52. For the twelve months ended June 30, 2025, travel and events expenses increased to $495 from $362 in 2024, an increase of $133 or 37%, consistent with higher in-person activity.

Repairs and Maintenance

For the three months ended June 30, 2025, repairs and maintenance were $32 compared to $28 in 2024, an increase of $4. For the twelve months ended June 30, 2025, repairs and maintenance expenses were $131 compared to $140 in 2024, a decrease of $9, essentially flat year over year.

Other operating expenses

For the three months ended June 30, 2025, other operating expenses were $557 compared to $308 in 2024, an increase of $249 or 81%, reflecting higher general corporate costs. For the twelve months ended June 30, 2025, other operating expenses increased to $1,366 from $646 in 2024, an increase of $720, reflecting higher general corporate costs.

Impairment loss

For the three months ended June 30, 2025, the Company recognized an impairment loss of $12,596, compared to $2,975 in 2024. For the twelve months ended June 30, 2025, total impairment charges were $30,374, compared to $4,100 in 2024. The higher charges in 2025 mainly reflect a goodwill write-down of $17,778 recognized in Q1 and additional impairments recorded at year-end based on updated recoverable amounts of certain CGUs. Refer to section “Impairment of Goodwill and Long-Lived Assets” for further details.

14

Management’s Discussion and Analysis

Other expenses (income):

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Interest income	$179	$59	$120	$607	$321	$286
Interest expense	(749)	(7)	(742)	(3,263)	(285)	(2,978)
Fair value change of derivatives	78	(137)	215	(1,340)	(137)	(1,203)
Fair value change of warrant liabilities	3,575	-	3,575	3,575	-	3,575
Fair value change of CVR	7,195	-	7,195	7,195	-	7,195
Loss on investments	-	(1,125)	1,125	(3,385)	(1,125)	(2,260)
Other income (expenses)	(45)	(257)	212	351	5,013	(4,662)
Total non - operating expenses	$10,233	$(1,467)	$11,700	$3,740	$3,787	$(47)

Interest income

For the three months ended June 30, 2025, interest income was $179 compared to $59 in 2024, an increase of $120 or 203%. For the twelve months ended June 30, 2025, interest income was $607 compared to $321 in 2024, an increase of $286 or 89%. The increase is mainly due to higher cash balances and short-term investments.

Interest expense

For the three months ended June 30, 2025, interest expense increased to $749 compared to $7 in 2024, an increase of $742 or 10,600%. For the twelve months ended June 30, 2025, interest expense increased to $3,263 compared to $285 in 2024, an increase of $2,978 or 1,045%. The increase is reflecting new debt financing arrangements associated with the projects acquired as part of the SFF acquisition.

Fair value change of derivatives

For the three months ended June 30, 2025, the Company recorded a fair value gain on derivatives of $78, compared to a loss of $137 in 2024, representing a favorable variance of $215. For the twelve months ended June 30, 2025, the Company recorded a fair value loss on derivatives of $1,340, compared to a loss of $137 in 2024, an unfavorable variance of $1,203 or 878%, primarily due to changes in market inputs and valuation assumptions.

Fair value change of warrant liabilities

For both the three months and twelve months ended June 30, 2025, the Company recognized a fair value gain of $3,575 relating to warrant liabilities, compared to nil in 2024. The gain reflects changes in the fair value of outstanding warrants measured under IFRS 9. The change in fair value was primarily driven by updated management assumptions within the Black-Scholes option-pricing model, including volatility, risk-free rate, and expected term, together with other valuation inputs.

Fair value change of CVR

For the three months ended June 30, 2025 and twelve months ended June 30, 2025, the Company recorded a fair value gain on CVR of $7,195, primarily due to changes in valuation assumptions.

Loss on investments

For the three months ended June 30, 2025, the Company recorded no loss on investments compared to a loss of $1,125 in 2024. For the twelve months ended June 30, 2025, the Company recorded a loss on investments of $3,385, compared to a loss of $1,125 in 2024, an increase of $2,260 or 201%. The losses were fully attributable to the remeasurement of the Company’s investment in SFF as part of the acquisition accounting.

Other income (expenses)

For the three months ended June 30, 2025, other expenses were $45 compared to $257 in 2024, a favorable variance of $212. For the twelve months ended June 30, 2025, other income was $351 compared to $5,013 in 2024, a decrease of $4,662, primarily due to $4,839 account receivable recovery during the twelve months ended June 30, 2024 that did not recur in 2025.

15

Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Amortization and depreciation;
●	Fair value gain/loss;
●	Unrealized foreign exchange gain/loss;
●	Non-recurring income/expense.
●	Loss on investments

Additional information regarding this measure, is provided under the section “Non-IFRS Financial Measures” of this MD&A.

Adjusted EBITDA is a non-IFRS financial measure intended to provide additional information to investors and analysts. Management uses Adjusted EBITDA to evaluate the Company’s operating performance by excluding the impact of non-cash items, non-recurring charges, and other items not considered reflective of ongoing operations. This measure is also used to assess the Company’s ability to generate cash from operations, service debt, and fund growth initiatives. Adjusted EBITDA does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. It may not be comparable to similar measures presented by other issuers. Other companies may calculate Adjusted EBITDA differently.

(in thousands of Canadian dollars)	Three months ended June 30,		Twelve months ended June 30,
	2025	2024	2025	2024
Net income (loss) per financial statements	$2,193	$(9,097)	$(31,116)	$(3,577)
Add (Deduct):
Depreciation and amortization expense	30	25	100	79
Depreciation and amortization included in cost of goods sold	517	331	5,018	331
Interest income	(179)	(59)	(607)	(321)
Interest expense	749	7	3,263	285
Non-recurring expenses (1)	662	540	2,883	724
Current tax recovery	(593)	2,211	953	2,962
Income tax (refund) expense	(4,364)	(16)	(5,173)	(16)
Fair value change of derivatives	(78)	137	1,340	137
Fair value change of warrant liabilities	(3,575)	-	(3,575)	-
Fair value change of CVR	(7,195)	-	(7,195)	-
Loss on investments	-	1,125	3,385	1,125
Impairment loss	12,596	2,975	30,374	4,100
Other (income) expenses (2)	63	257	(333)	(5,013)
Adjusted EBITDA	$(826)	$(1,564)	$(683)	$816

(1)	Non-recurring expenses for the years ended June 30, 2025 and 2024 primarily consist of one-time items. In fiscal 2024, these related mainly to fees incurred in connection with the Company’s U.S. initial public offering. In fiscal 2025, non-recurring expenses primarily related to certain professional fees that management does not anticipate incurring in the next fiscal year.

(2)	Other (income) expenses primarily consist of unrealized foreign exchange gains and losses, along with certain other non-recurring items.

For the three months ended June 30, 2025, Adjusted EBITDA was a loss of $826 compared to a loss of $1,564 in the same period of 2024, representing an improvement of $738 or 47%. The improvement was mainly driven by higher development fee revenue and stronger contributions from IPP production, partially offset by higher professional and consulting expenses.

For the twelve months ended June 30, 2025, Adjusted EBITDA was a loss of $683 compared to income of $816 in the prior year, a decline of $1,499 or 184%. The year-over-year decrease primarily reflects lower EPC services activity and higher operating expenses following the SFF acquisition, partly offset by increased IPP revenue and development fees.

16

Management’s Discussion and Analysis

Impairment of Goodwill and Long-Lived Assets

During the twelve months ended June 30, 2025, the Company recorded non-cash impairment losses totaling $30,374 related to the goodwill and long-lived assets of the following portfolio of cash generating units (“CGUs”): Solar Flow-Through Funds Ltd., OFIT GM Inc. (“OFIT GM”), and OFIT RT Inc. (“OFIT RT”).

As at July 9, 2024, the Company performed an impairment testing of goodwill and long-lived assets at the aggregated CGU level for SFF due to an indicator of impairment arising from the internal rate of return implied in the enterprise value being lower than the weighted average cost of capital for the portfolio of SFF cash generating units. Based on this test, the Company recognized the following impairment loss of $17,778 as a write-down of goodwill related to the SFF CGUs. This impairment resulted from several factors that increased the amount of goodwill recognized on acquisition while reducing expected future cash flows:

●	A look-back analysis on historical revenue performance indicated lower realized revenue rates, prompting a downward revision to future revenue projections.
●	Long-term merchant revenue forecasts following the expiry of the Feed-in Tariff (FIT) contracts were reduced compared to pre-acquisition assumptions, lowering long-term projected cash flows.
●	An asset retirement obligation was assumed for future reclamation costs for the dismantling and removal of solar PV projects.
●	The above items were partially offset by the present value of income tax savings from tax deduction of project assets and the discount to purchase price due to escrow trading restriction.

As at June 30, 2025, the Company then performed its annual impairment testing of goodwill and long-lived asset in accordance with IAS 36. The impairment testing compared the recoverable amounts of each CGU to their respective carrying amounts. Recoverable amounts were determined using discounted cash flow models based on the higher of value in use and fair value less costs of disposal. These models incorporated updated power price forecasts, operating cost estimates, and a discount rate reflecting each CGU’s weighted average cost of capital (ranging from 9.2% to 13.9%). As a result, the Company recognized an impairment loss of $12,596. The most significant impairment of $10,761 related to the SFF portfolio of CGUs that primarily resulted from deferred tax liabilities recognized as part of the purchase price allocation, which reduced the net identifiable assets acquired and increased the residual goodwill balance, and valuation assumptions revised to reflect updated cash flow forecasts and discount rate assumptions for the BESS projects. Additionally, impairment losses of $1,114 for OFIT GM and $721 for OFIT RT were recognized, reflecting lower projected cash flows after the expiry of their FIT contracts.

Following these impairment charges, all goodwill previously recorded for OFIT GM ($289) and OFIT RT ($150) has been fully written off. These impairment charges are non-cash in nature and do not impact the Company’s cash flows or compliance with debt covenants. A total impairment loss of $30,374 was recognized during the twelve months ended June 30, 2025 in respect of the SFF, OFIT RT, and OFIT GM CGUs.

Discussion of Operations and Outlook

In addition to completed acquisitions and investments made this year, summarized below are the Company’s most significant projects under construction and under development.

Commercial and Industrial Solar Projects

The Company is a turn-key service provider to commercial and industrial customers for them to own BTM solar power plant on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and 3rd party ownership.

261 Township

The Company commenced construction on a 1.4 MW DC rooftop solar project in Alberta, Canada as a pilot project for Fiera Real Estate. This project received interconnection approval in December 2023. Construction started in July 2024 and is expected to be completed in October 2025.

Community Solar Projects

Community solar refers to local solar PV facilities shared by multiple community subscribers who receive credit on their electricity bills for their share of the power produced. Community solar provides homeowners, renters, and businesses equal access to the economic and environmental benefits of solar energy generation regardless of the physical attributes or ownership of their home or business. Community solar expands access to solar for all, including in particular low-to-moderate income customers most impacted by a lack of access, all while building a stronger, distributed, and more resilient electric grid. Community solar power plants are usually less than seven (7) megawatts (MWdc) of electrical capacity, and it could power about 1,000 homes (the average American household uses approximately 10,000 kWh per year).

17

Management’s Discussion and Analysis

Camillus

In March 2025, the Company entered an agreement to sell the Camillus project, a close to NTP community solar project in New York, to Solar Advocate Development LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$5.91 million. The project is expected to reach PTO in 2026.

Hardie Rd

In December 2024, the Company entered an agreement to sell the Hardie Rd project, a close to NTP community solar project in New York, to HQCA Energy Solutions, LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$8.67 million. The project is under construction and expected to reach PTO in 2026.

Rice Rd

In December 2024, the Company entered an agreement to sell the Rice Rd project, a close to NTP community solar project in New York, to HQCA Energy Solutions, LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$8.72 million. The project is under construction and expected to reach PTO in 2026.

Settling Basin

On September 18, 2023 the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB-1, SB-2 and SB-3 projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects to retain an operations and maintenance contract for the SB projects following the completion of construction. In April 2024, the Company completed mechanical construction for the three projects. The next step is completion of final electrical work and acceptance testing. The projects are expected to reach PTO in 2026.

Geddes

On October 2, 2023, the Company announced that it had commenced major construction on the Geddes project developed by the Company in Geddes, New York. The Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 megawatts MW DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets. The project reached PTO in July 2025. The project is expected to generate U$2.6 million income tax credit and U$1.6 million incentives income in fiscal 2026. The Company intends to allocate the net cash generated from the project to acquire Bitcoin. The actual timing and value of Bitcoin purchases, under the allocation strategy will be determined by management in its discretion based on the net cash produced by the Geddes Project after taking into consideration capital and operating costs, and debt service obligations. Purchases will also depend on several factors, including, among others, general market and business conditions, the trading price of Bitcoin and the anticipated cash needs of PowerBank. The allocation strategy may be suspended, discontinued or modified at any time for any reason. As of the date of this MD&A, no Bitcoin purchases have been made.

Utility Solar Farms Projects

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production.

The Company is actively advancing its utility-scale solar farms pipeline of 800 MWdc in New York, Arizona, California, and Nevada in the US, and Nova Scotia in Canada in 2025.

Battery Energy Storage Systems (BESS) Projects

The Company won contract awards for three BESS projects in 2023 for the Solar Flow-Through Funds Ltd. (SFF) in June 2023. On October 3, 2023, the Company entered into three EPC agreements for the construction of these three separate BESS projects (the “BESS Projects”), with a total contract value of approximately $38 million. The Projects are owned by SFF and three First Nations communities in Ontario through holding companies.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than April 30, 2026. Each BESS Project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology. The Company closed the acquisition of SFF in July 2024 and continued developing or constructing the three projects in fiscal 2025.

18

Management’s Discussion and Analysis

SFF06

The project commenced construction in February 2025 and started the installation of the BESS on site in August 2025. The project is expected to start commissioning in Q1 FY2026 and reach PTO in Q2 FY2026.

903

As previously disclosed, the 903 project remains in the permitting phase, and construction cannot commence until all final permits have been secured. Specifically, the project requires an Official Plan Amendment and a Zoning By-law Amendment (“OPA/ZBA”) from the Township of Armour, Ontario.

On November 8, 2022, ProjectCo (1000234763 Ontario Inc.) received a Municipal Support Resolution from the Township of Armour, which was unanimously approved by council. However, approval of the OPA/ZBA has been delayed due to public opposition and council’s ongoing evaluation of how to address that opposition.

These delays mean ProjectCo may not be able to begin construction in line with the original schedule, which in turn impacts the ability to achieve commercial operation by April 2026. To preserve its rights under the E-LT1 contract, ProjectCo has submitted a notice of potential force majeure to the IESO related to the OPA/ZBA delay. This request is still under consideration, and the potential impact on the project schedule remains uncertain.

As of September 19, 2025, the Township of Armour confirmed that it will proceed with scheduling the statutory public meeting for the OPA/ZBA submission, with a decision expected by Q2 FY 2026. Following OPA/ZBA approval, ProjectCo will still need to obtain Site Plan Approval (“SPA”), Planning Act consent, and a building permit before construction can begin.

OZ-1

On February 26, 2025, the Company submitted an application to the Municipality of Arran-Elderslie for SPA related to the proposed BESS project, along with an application for consent to establish a long-term lease on the lands where the OZ-1 Project is located (the “OZ-1 Consent”). The consent application was made under Section 50(3) of the Planning Act (Ontario) to permit a lease exceeding 21 years.

The SPA is still under review by the Municipality, and both the timing and outcome of the approval remain uncertain at this stage. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad, lacked clarity, and were considered unreasonable. As a result, the Company appealed the decision to the Ontario Land Tribunal (“OLT”) on August 19, 2025. The County has since expressed interest in resolving the matter internally without proceeding to the OLT and has 75 days from the date of appeal to do so. Discussions are ongoing between the Company’s and the County’s counsels with the goal of either narrowing the conditions or obtaining municipal confirmation that the conditions have been satisfied. If the parties cannot resolve the matter within this timeframe, the appeal will proceed to the OLT. At this stage, the likelihood of resolution within the allotted time, or of success at the OLT, cannot be reasonably predicted.

Delays in resolving the OZ-1 Consent mean that construction may not begin as originally planned, which in turn jeopardizes achieving commercial operation by April 2026. To preserve its rights under the E-LT1 contract, the Company has submitted a notice of potential force majeure to the IESO related to these delays. The timing of permit issuance and the impact on the project schedule remain uncertain.

As a result of these permitting delays, subsequent to year-end, the Company and its battery storage systems supplier (the “Supplier”) are in discussions to terminate the contracts for OZ-1 on mutually agreeable terms. Once permitting certainty is achieved for OZ-1, the Company will either re-enter into agreements with the Supplier or pursue an alternative supplier. Under the proposed termination arrangement, the parties agree to terminate the OZ-1 equipment supply and long-term service agreements, with PowerBank relinquishing all rights and obligations. The Supplier will retain possession and property of the systems originally allocated to OZ-1, and PowerBank will pay the Supplier a termination fee of $0.47 million along with a reimbursement of certain retrofit costs in the amount of $0.1 million in addition to any amounts due for services performed to date. The potential fees and commitments mentioned were not included in the Company’s year-end financial statement. Final completion deadlines for those projects are also being adjusted, and the termination arrangements remain subject to lender consent and execution of definitive agreements.

Expansion into the Data Center Market as Developer and Strategic Partner

In November 2024, the Company announced its strategic expansion into the rapidly growing data center market. In alignment with its commitment to harnessing clean energy technologies, the Company intends to pursue opportunities as a developer, owner, and strategic partner in data center infrastructure, supporting the demand for high-performance, sustainable energy solutions within the sector. The Company is continuing to evaluate data center market opportunities but it has not yet concluded any agreements.

19

Management’s Discussion and Analysis

Bitcoin Treasury Strategy

In April 2025 the Company announced it is implementing a treasury strategy integrating Bitcoin as a strategic reserve asset to enhance the financial resilience and utilize the clean energy the company produce to offset the emissions from the energy used to generate Bitcoin. In July 2025, the Company announced a strategic alliance with Intellistake, a technology company bridging traditional capital markets with decentralized AI and blockchain infrastructure, to pioneer digital currencies, including Bitcoin treasury integration and RWA (real world asset) tokenization. Intellistake and PowerBank are presently evaluating the regulatory framework for tokenization. Any tokenization will be subject to it being completed in compliance with applicable law, regulatory requirements and terms of any underlying agreements associated with PowerBank assets. The actual structure of such tokenization, the assets that would be subject to tokenization, and the associated timeline, have not yet been determined. Intellistake and PowerBank will provide further updates as material developments related to this tokenization strategy occur.

Outlook

Building upon its solid core competencies in full-service development, the Company will deliver an integrated growth solution that has the capacity to generate revenue and grow the business in different revenue streams and that is discussed in this paragraph. For Commercial and Industrial (“C&I”) end users, the Company will extend its expertise in rooftop solar to behind-the-meter (“BTM”) solar and BESS projects, carports, and building-integrated photovoltaics enabling large property management firms and C&I customers like Honeywell to achieve corporate Net-Zero commitments. The Company has been in negotiations with C&I customers to achieve this goal. The Company also intends to extend its success in FIT ground mount solar gardens and Community Solar farms to large Utility Scale solar farms with a targeted size of 100 MWp or more. The Company’s track record in operations, maintenance, and asset management create a strong foundation for it to become a successful IPP delivering long-term, sustainable, and profitable growth. The Company’s pipeline has been growing in all aspects of what is being discussed above which is the result of an integrated growth solution.

The Company has an existing development pipeline of solar PV projects that totals approximately 942 MW and BESS projects that totals approximately 864 MWh. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach NTP stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing operational assets and development pipeline is broken down as follows:

(MWdc, MWh)	Total	BESS (MWh)	PV (MW)
Operational	35	-	35
Under Construction	59	20	39
Advanced Development	128	44	84
Development	1,584	800	784
Total	1,806	864	942

In 2025 the U.S. President issued and later modified a reciprocal-tariff regime that imposes an additional duty on most imports. These reciprocal tariffs apply in addition to any other trade measures. Separately, the U.S. Department of Commerce (“Commerce”) issued final antidumping and countervailing duty determinations in April to June 2025 on crystalline-silicon photovoltaic cells/modules from Cambodia, Malaysia, Thailand, and Vietnam, resulting in significant cash-deposit requirements for many exporters. Those changes raise landed costs and increase documentation and pricing volatility for solar import supply. To mitigate the impacts, the Company (i) prioritizes U.S. and allied-country supply, (ii) pursues the domestic-content adder for the Investment Tax Credit under the Inflation Reduction Act which provides an additional 10% tax credit for projects that meet U.S. content requirements, enhancing project returns.

In July 2025, the U.S. government enacted The One, Big, Beautiful Bill Act (OBBBA) which accelerates the phase-out of the Clean Electricity Production Credit (Section 45Y) and the Clean Electricity Investment Credit (Section 48E) for wind and solar. Under IRS Notice 2025-42, a wind or solar facility placed in service after December 31, 2027 is ineligible unless beginning of construction (BOC) occurs by July 4, 2026. OBBBA also introduces new Foreign Entity of Concern (FEOC)-related guardrails; Treasury/IRS have signaled further guidance, and Department of Energy FEOC interpretations remain the baseline for what constitutes FEOC ownership, control, or jurisdiction.

20

Management’s Discussion and Analysis

To mitigate the impacts of evolving regulations the Company is to secure eligibility and accelerate cash generation by (i) safe-harboring—establishing beginning of construction (BOC) on or before July 4, 2026 through physical work of a significant nature; (ii) monetizing early—selling projects and leveraging credit transferability to convert tax credits to cash, in order to monetize as many qualifying projects as quickly as possible and recycle capital into additional projects that can achieve BOC; and (iii) ensuring supply-chain compliance and offsets—pre-qualifying FEOC-clean suppliers (BESS cells/modules, inverters, BOS) against DOE FEOC criteria and pursuing the domestic-content bonus using the IRS Notice 2024-41 safe harbor where cost-effective to offset tariff-driven inflation. In addition, BESS projects will remain eligible for tax credits beyond the dates noted above. The Company is growing its pipeline in this area.

The statements noted above are “forward looking statements” and there are several risks associated with the development of the project disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this section.

Legal Matters and Contingencies

The Company is subject to the following legal matters and contingencies:

First Claim of Improper Termination of FIT Contracts

On December 2, 2020, a Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer (collectively the “First Claim Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “First Claim Defendants”). First Claim Plaintiffs seek damages from the First Claim Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim proceeded to leave applications for the misfeasance in public office claims as against the MOE on August 28, 2025. A decision from the courts is expected within one to two months. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and will continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

Second Claim of Improper Termination of FIT Contracts

On January 29, 2021, a second Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer against the MOE and the IESO (collectively the “Second Claim Defendants”). This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim may proceed to leave applications for the misfeasance in public office claims as against the MOE pending the results of the leave application for the First Claim of Improper Termination of FIT Contracts. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and may continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

Third Claim of Improper Termination of FIT Contracts

On December 2, 2020, a predecessor entity of SFF filed a legal claim to seek damages in the amount of $15 million for breach of contract against the IESO. Discovery and examinations for the legal claim occurred in November 2021. This matter has been settled on April 23, 2024 (prior to the acquisition of SFF) for a payment of $1 million paid from IESO to SFF.

328 Passmore Landlord

On June 16, 2022, approximately 165 modules were damaged by windstorm and will be replaced by new ones. 4 inverters were damaged and will be replaced by new ones. SFF received a letter from the 328 Passmore landlord’s counsel in August 2023 that the rooftop is 95% repaired, but that they still owe $0.4 million to the roofers. The Company cannot install the system until it receives confirmation that the structural integrity is sufficient for our system. On May 28, 2025, SFF and the landlord settled this matter by entering into a Lease Amending Agreement that allows for SFF to proceed with the reinstallation of the damaged parts of the system.

21

Management’s Discussion and Analysis

SFF 05 Landlord

The Landlord of SFF 05, Dan Walker refused to give SFF the access to the site for regular maintenance. SFF and Dan Walker attended a court hearing on June 5, 2023. Dan requested that the hearing be adjourned so that he would have more time to retain counsel, and the judge issued a court order so that SFF could access the property on June 9, 2023 for maintenance activities. Since then, SFF counsel has been in correspondence with Dan’s counsel so that SFF could schedule semi-annual maintenance, the most recent of which occurred on October 17, 2023.

Article 78 Lawsuit – Manlius, New York

In June 2022, a group of residents filed an Article 78 lawsuit against the town of Manlius, New York, over a solar panel project on town property that is being developed by PowerBank. The lawsuit was filed challenging the approval of the Manlius landfill. PowerBank is not named in the lawsuit; however, in cooperation with the town, PowerBank is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. On March 15, 2024 the Appellate Division of the State of New York Supreme Court dismissed the appeal. The petitioners having remaining appeal rights the timelines of which have not yet expired. The likelihood of success in these lawsuits cannot be reasonably predicted.

OZ-1 Project

The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS project and made an application for consent to establish a long-term lease on lands where the OZ-1 Project is located (the “OZ-1 Consent”). The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions are overly broad in scope and application, lack certainty, and are not reasonable. As a result, the Company has appealed the decision on the OZ-1 Consent to the Ontario Land Tribunal. The likelihood of success in the appeal cannot be reasonably predicted. A delay in obtaining the necessary permits means that OZ-1 Project may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before April 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has sent the IESO a notice of potential force majeure event due to the delay. The timing of the issuance of the required permits and its impact on project schedule remains uncertain.

Gainesville Project

SUNN 1009 LLC (“SUNN 1009”) is the holder of the Gainesville project which is one of the projects that was sold to, and is being developed for, Qcells. As part of the transaction with Qcells, SUNN 1009 was acquired by Qcells. The Town of Gainesville Zoning Board of Appeals (“Gainesville ZBA”) denied SUNN 1009’s area variance application (“Gainesville Application”) to construct a ± 5 megawatt-AC solar energy facility (“Gainesville Project”) on property located in the Town of Gainesville. As result, SUNN 1009 has filed a petition in the Supreme Court, State of New York, County of Wyoming challenging that denial and requesting the court direct the Gainesville ZBA to grant the variances because the denial was arbitrary, capricious, an abuse of discretion, and affected by an error of law. The Gainesville Project cannot commence construction until this matter is resolved. The likelihood of success in this action cannot be reasonably predicted.

22

Management’s Discussion and Analysis

Summary of Quarterly Results

	Three months ended
in thousands except per share amounts	Jun 30, 2025	Mar 31,2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31,2024	Dec 31,2023	Sep 30, 2024
Revenue	$16,800	$4,630	$4,096	$16,005	$7,977	$24,075	$18,644	$7,681
Income (Loss) for the period	2,193	(8,656)	(2,099)	(22,554)	(9,097)	3,499	(15)	2,034
Earning (loss) per share - basic	0.07	(0.28)	(0.07)	(0.74)	(0.34)	0.13	-	0.08
Earning (loss) per share - diluted	$0.05	$(0.28)	$(0.07)	$(0.74)	$(0.34)	$0.09	$-	$0.05

Restatement of Comparative Quarterly Financial Results

During the preparation of its audited annual consolidated financial statements for fiscal 2025, the Company reassessed the recoverable amounts of certain cash-generating units. Based on updated information available at year-end, impairment losses were recognized in the first quarter of fiscal 2025 in accordance with IAS 36 Impairment of Assets. These losses primarily reflected revised cash flow forecasts and updated discount rate assumptions. In addition, as part of the finalization of the purchase price allocation (“PPA”) related to the SFF acquisitions, the Company recorded a change in the fair value of its previously held equity interests. This resulted in a loss on investment recognized in the first quarter of fiscal 2025 to align the accounting with updated fair value measurements under IFRS 3 Business Combinations. Furthermore, the Company determined that certain revenue recognition criteria under IFRS 15 had not been met for specific EPC contracts in the third quarter of fiscal 2025. Accordingly, the prior quarters have been restated to reflect the recognition of impairment losses, the finalization of the PPA, and the adjustments to EPC services revenue and related cost of goods sold.

Quarterly results are subject to variability due to the nature of the Company’s two principal revenue streams, EPC and IPP. EPC revenues are recognized under IFRS 15 based on the stage of completion of construction projects and therefore depend heavily on the specific projects under contract, and their execution schedules. As a result, EPC revenue can be uneven and is often concentrated in quarters when significant construction milestones are achieved, while in other periods revenue may be substantially lower if projects are delayed or have not yet reached the recognition stage. IPP revenues are recurring and tied to the electricity output of operating solar facilities. Significant IPP contributions only began in the first quarter of fiscal 2025 following the acquisition of SFF. From that point onward, IPP revenue has become a more stable and predictable component of results, though it remains inherently seasonal. IPP generation is generally higher in the spring and summer months, when solar irradiance levels are stronger, and lower in the winter months, when daylight hours are shorter and weather conditions less favorable.

Liquidity and Capital Resources

The following table summarizes the Company’s liquidity position:

(in thousands of Canadian dollars)	June 30, 2025	June 30, 2024
Cash	$7,624	$5,270
Working capital(1)	(1,788)	4,242
Total assets	138,351	39,225
Total liabilities	118,591	20,500
Shareholders’ equity	19,760	18,725

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. The Company calculates working capital as current assets less current liabilities. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.

To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. The Company presently has sufficient working capital as assessed based on its reasonable assumptions to continue operation for the next twelve months. The assumptions are based on forecasts related to revenues, expenditures and financing activities.

23

Management’s Discussion and Analysis

As it relates to revenues, the main components are revenue from IPP operations, revenue from EPC operations and revenue from development fees for projects that are sold. The Company is able to predict its revenue from IPP operations based on past performance of its existing asset base. The transactions with Qcells, Solar Advocate and current project pipeline allow the Company to reasonably predict its revenue from EPC operation and development fees.

As it relates to operating expenses, the Company is able to forecast its expenses based on historical operations and assumptions about future activities. The Company has estimated operating expenses at an average of approximately $0.82 million per month.

As it relates to financing, the Company has access to equity financing (as disclosed below) and debt financing (as disclosed below). The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful in raising the necessary funds in the past, there can be no assurance that it can do so in the future.

To assist with potential liquidity needs, on May 8, 2025 the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada and a registration statement for the Shelf Prospectus has been filed in the United States with the United States Securities and Exchange Commission. The Shelf Prospectus replaces the Company’s prior final short form base shelf prospectus dated May 2, 2023 which would have expired in June 2025. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian and United States securities regulatory authorities.

As disclosed above under “Development of the Business – Recent Developments” section, on March 24, 2025 the Company closed the 2025 Offering for proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses. Up to an additional $10.65 million may be funded upon full cash exercise of the warrants issued in the 2025 Offering. The use of proceeds is shown below.

Use of Proceeds	Initial Estimated Amount (US$)	Cost incurred as of June 30, 2025 (US$)	Remaining balance (US$)
Completion of construction payments for BESS projects located in Ontario, Canada	1,944,949	538,026	1,406,924
Completion of interconnection deposit, and advancement of engineering, permitting, procurement and hiring subcontractors, for 4152 Jordan Rd project located in New York, USA.	3,508,065	735,429	2,772,636
Contractor Cost	501,986	501,986	0
IR and marketing	1,000,000	1,000,000
Insurance (D&O and Operational Property Policy Renewal)	700,000	-	700,000
Expenses of the Offering	845,000	845,000	-
Total	8,500,000	3,620,441	4,879,560

In addition, the Company has entered into an equity distribution agreement (the “Distribution Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), Research Capital Corporation (“RCC”), Research Capital USA Inc. (together with Wainwright and RCC, the “Agents”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to US$15 million of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

As it relates to debt financing, as disclosed above, the Company has secured a $25.8 million debt facility for two of the three BESS projects and it has assumed it will be able to draw down on this facility. The Company is in discussions with a project finance lender for the financing for the third BESS project and has assumed this will be concluded and financing will be available in the near future. The Company has also secured from Seminole Financial Services, LLC an initial US$2.6 million construction to mini-perm loan for the Geddes Project. Finally, the Company has secured a US$1 million line of credit with M&T Bank that is available to draw down on a revolving basis.

24

Management’s Discussion and Analysis

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

(in thousands of Canadian dollars)	For the years ended
	June 30, 2025	June 30, 2024
Net cash provided by (used in)
Operating activities	$(17,260)	$8,485
Investing activities	(4,128)	(4,661)
Financing activities	23,929	728
Net increase (decrease) in cash	2,542	4 ,552

Cash flow from operating activities

For the twelve months ended June 30, 2025, cash flows used in operating activities were $17,260, compared to cash inflows of $8,485 in the prior year, representing a decrease of $25,745 year over year. The decrease was primarily driven by a higher net loss after adjusting for non-cash items, most notably the recognition of a $30,374 impairment loss in 2025, as well as a $17,773 unfavorable change in non-cash operating assets and liabilities, a $2,904 increase in interest paid, and an $824 increase in income taxes paid compared to the prior year.

Cash flow from investing activities

For the twelve months ended June 30, 2025, cash outflows used in investing activities were $4,128, compared to cash outflows of $4,661 in the prior year, representing an improvement of $533 year over year. The improvement was primarily due to net cash acquired of $9,887 from the SFF acquisition, partially offset by higher purchases of construction in progress and increased restricted cash balances. In fiscal 2024, investing outflows were mainly related to the investment in SFF shares and purchases of construction in progress.

Cash flow from financing activities

For the twelve months ended June 30, 2025, cash flows from financing activities were $23,929, compared to $728 in the prior year, representing an increase of $23,201. The increase was mainly attributable to new financing initiatives, including $10,091 of proceeds from long-term debt, $6,615 from the issuance of shelf prospectus shares, $6,189 from short-term loans, and $4,975 from the issuance of warrants. Additional inflows included $3,550 from the issuance of common shares, $791 from broker warrant grants, $176 from broker warrants exercised, and $62 from the exercise of share options. These inflows were partially offset by $4,354 of long-term debt repayments, $3,062 of short-term loan repayments, $981 of lease obligation repayments, $730 relating to changes in non-controlling interests, and $123 for the acquisition of non-controlling interests

Contractual obligations and commitments

Below is a tabular disclosure of the Company’s contractual obligations and commitments as at June 30, 2025:

(in thousands of Canadian dollars)	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Short-term loan	$4,734	$4,734	$-	$-	$-
Long-term debt	62,960	6,453	9,492	18,670	28,345
Lease liabilities	10,540	1,098	910	1,757	6,775
Trade and other payable	21,786	21,786	-	-	-
Purchase obligations	10,279	10,279	-	-	-
Total	$110,299	$44,350	$10,402	$20,427	$35,120

25

Management’s Discussion and Analysis

Capital Transactions

On June 30, 2025, the Company had 35,433,947 common shares issued and outstanding (June 30, 2024 - 27,191,075). A summary of changes in share capital is presented in the consolidated statements of changes in shareholders’ equity:

(in thousands of Canadian dollars, except number of common shares)	Number of common shares	Share capital
Balance, July 1, 2023	26,800,000	$6,855
Common shares issued, net of costs	2,200	22
Equity warrants exercised	110,000	83
Acquisition of OFIT GM and OFIT RT	278,875	2,066
Balance, June 30, 2024	27,191,075	$9,026
Common shares issued, net of costs (1)	990,726	3,550
Equity warrants exercised	235,000	176
RSU exercised	508,381	1,874
Share-based compensation	81,551	384
Share option exercised	457,215	2,919
Equity warrant granted	-	791
Shelf prospectus shares issued	2,394,367	6,615
Acquisition of Solar Flow-Through Funds	3,575,632	19,950
Balance, June 30, 2025	35,433,947	$45,285

(1)	the Company sold a total of 990,726 Common Shares through at-the-market offerings at an average price of $3.63 (US$2.60) per share for gross proceed of $3,595.

26

Management’s Discussion and Analysis

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of June 30, 2025 and as of the date of this MD&A:

Security Description	June 30, 2025	Date of report
Common shares	35,433,947	36,640,486
Warrants	10,152,085	10,152,085
Stock options	2,276,500	3,671,000
Restricted share units	276,677	250,000
Contingent value rights(1)	2,283,929	2,283,929

(1)	See description of the Contingent Value Rights under the heading “Overview – Development of the Business – Acquisitions”.

The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
October 3, 2022	June 10, 2027	$0.10	2,500,000
March 1, 2023	March 1, 2026	$0.75	138,000
March 1, 2023	March 1, 2028	$0.50	5,000,000
March 24, 2025	March 24, 2030	$6.37 (US$ 4.45)	2,394,367
March 24, 2025	March 24, 2030	$6.61 (US$ 4.615)	119,718
			10,152,085
Weighted average exercise price			$1.90

The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
November 4, 2022	November 4, 2027	$0.75	2,252,500
April 2, 2025	April 2, 2030	$3.43	7,500
May 27, 2025	May 27, 2030	$2.20	10,000
June 24, 2025	June 24, 2030	$2.49	14,000

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Grant Date		RSUs Granted	Vesting Date (1)
2025-01-13	(2)	200,000	April 15, 2025
2025-02-18	(3)	1,913	February 19, 2025
2025-04-02	(4)	20,000	August 1, 2025
2025-04-08	(5)	281,468	April 14, 2025
2025-06-24	(6)	16,677	July 15, 2025

(1)	Vesting Date reflects the final vesting date if vesting occurs in tranches over a period of time.

(2)	RSUs vested monthly in equal tranches over four months beginning on January 15, 2025.

(3)	RSUs vested on February 19, 2025.

(4)	RSUs will vest monthly in equal tranches over four months beginning on May 15, 2025.

(5)	RSUs vested on April 14, 2025.

(6)	RSUs will vest on July 15, 2025

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Management’s Discussion and Analysis

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

(in thousands of Canadian dollars)	June 30, 2025	June 30, 2024
Long-term debt - non-current portion	$53,790	$4,379
Shareholders’ Equity	$19,760	$18,725

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. See “Liquidity and Capital Resources” above for a discussion regarding the Company’s working capital position.

No changes have occurred to capital management from the prior year.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at June 30, 2025, amounts due to directors and other members of key management personnel (“KMP”) were comprised of $144 (June 30, 2024 - $124) included in trade and other payables, $861 included in other long-term liabilities (June 30, 2024 – nil), and $55 (June 30, 2024 – nil) included in trade and other receivables.

The following table summarizes costs incurred or recovered from related parties during the twelve months ended June 30:

	Nature of Relationship	Nature of Transactions	2025	2024
Light Voltaic Corporation	Controlled by a director	Consulting services	$717	$414
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$287	$188
Art Vancouver	Controlled by a director	Consulting services	$389	$-

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Outstanding balances with related parties are summarized as follows:

		June 30, 2025		June 30, 2024
	Receivable/ (Payable)	Balance Sheet Presentation	Receivable/ (Payable)	Balance Sheet Presentation
Light Voltaic Corporation	$(144)	Trade and other payables	$(8)	Trade and other payables
Wear Wolfin Design	(52)	Other long-term liabilities	-	Not applicable
Berkley Renewables Inc.	(809)	Other long-term liabilities	-	Not applicable
WestKam Gold Corp.	55	Trade and other receivables	-	Not applicable
Total	$(950)		$(8)

28

Management’s Discussion and Analysis

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the twelve months ended June 30, 2025 and 2024and 2024 were as follows:

	June 30, 2025	June 30, 2024
Salaries and employee benefits	$2,280	$1,516
Share-based compensation	$144	$487

Short-term employee benefits include consulting fees and salaries made to key management.

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Management’s Discussion and Analysis

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2025.

Adoption of new accounting standards

The Company did not adopt any new or amended accounting standards during the year ended June 30, 2025.

Accounting standards issued but not yet effective

The IASB has issued the following new and amended standards and interpretations that will become effective in a future year and could have an impact on the consolidated financial statements in future periods. The Company is currently assessing the impact of the following new and amended standards and interpretations.

●	IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 and introduces a new structure for the statement of profit or loss, requiring entities to present operating, investing, and financing categories, and enhancing note disclosures. The amendments are effective for annual periods beginning on or after January 1, 2027.

●	IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. These amendments clarify the requirements for assessing contractual cash flow characteristics and introduce new disclosure requirements for investments in debt instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments (Note 16). The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap is determined using Level 2 inputs.

The carrying amounts of cash, restricted cash, short-term investments, trade and other receivables, unbilled revenue, and trade and other payables approximate their fair values due to the short-term maturities of these items.

The carrying amounts of short-term loans, long-term debt, and lease liabilities approximate their fair value as management believes the applicable interest rates approximate current market rates for debt with similar terms and security.

The warrants grant holders the right to acquire common shares of the Company. As the warrants are exercisable at a price denominated in U.S. dollars, the exercise price is not a fixed amount of cash in the Company’s functional currency. Consequently, the warrants do not meet the ‘fixed-for-fixed’ criterion under IAS 32 and are classified as derivative financial liabilities. They are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss. Fair value is determined based on the market value of the underlying common shares at the reporting date.

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Management’s Discussion and Analysis

The fair value of the Company’s embedded derivative instruments related to the contingent value right (“CVR”) liability was determined using the income approach, which included certain assumptions about the operating, investing, and financing inputs. In estimating the fair value of the financial liability, the Company uses market-observable data to the extent it is available. As CVR does not have Level 1 inputs, management applies Level 2 or Level 3 inputs, including internally developed models, unobservable assumptions, and other inputs not derived from active market data, to determine the appropriate fair value at the reporting date.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding accounts receivable.

June 30, 2025	Revenue	% of revenue
Customer A	$5,363	13%
Customer C	$13,950	34%
Customer D	$8,982	22%

June 30, 2024	Revenue	% of revenue
Customer A	$6,551	11%
Customer C	$41,800	72%

June 30, 2025	Accounts receivable	% of accounts receivable
Customer B	$1,317	15%
Customer C	$1,262	15%
Customer D	$3,156	37%

June 30, 2024	Accounts receivable	% of accounts receivable
Customer E	$531	48%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes loan which is subject to interest rate risk due to variable rate. A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $14.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

The information presented within this MD&A refers to certain non-IFRS financial measures including, Adjusted EBITDA and working capital. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

(in thousands of Canadian dollars)	June 30, 2025	June 30, 2024
Current assets	$41,322	$17,630
Current liabilities	43,110	13,388
Working capital	$(1,788)	$4,242

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Management’s Discussion and Analysis

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures (“DC&P”)

Management is responsible for establishing and maintaining adequate DC&P as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(e) and 15d-15(e) of the Exchange Act in the United States. Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the design and operating effectiveness of the Company’s DC&P as of June 30, 2025, based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s DC&P was not effective as of June 30, 2025 due to material weaknesses internal control over financial reporting as described below. Based on this evaluation, management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company’s DC&P was not effective as of June 30, 2025 due to material weaknesses internal control over financial reporting as described below.

Management’s Annual Report on Internal Control Over Financial Reporting (“ICFR”)

Management is also responsible for establishing and maintaining adequate ICFR as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the United States. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s ICFR as of June 30, 2025, based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that the Company’s ICFR was not effective as of June 30, 2025 due to the following material weaknesses.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Identified Material Weaknesses

As of June 30, 2025, management assessed the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management concluded that our internal control over financial reporting was not effective due to the following material weaknesses:

1.	The Company does not have a sufficient complement of accounting and reporting personnel with the requisite knowledge and experience. This has weakened the control environment and contributed to inadequately designed or omitted control activities over the financial close and reporting process, including un-timely preparation, analysis, and review of account reconciliations.

2.	The Company does not have adequately formalized processes or sufficient experienced finance personnel to identify, analyze, and account for large or complex transactions. This reflects weaknesses in risk assessment and in review controls over non-routine transactions.

3.	The Company has not retained sufficient documentary or corroborating evidence to demonstrate the consistent and timely performance of control activities. This undermines accountability in the control environment, reduces the reliability of control activities, limits the quality of information and communication, and prevents effective monitoring of whether controls are designed, implemented or operating as intended.

Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements as at and for the year ended June 30, 2025 present fairly, in all material respects, the Company’s financial position, financial performance, and cash flows in conformity with IFRS Accounting Standards as issued by the IASB.

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Management’s Discussion and Analysis

Remediation plan

Management has taken steps to address these material weaknesses and is in the process of developing and implementing a remediation plan to address them and to improve our internal control over financial reporting, which we believe will address their underlying causes. These steps include the following:

a)	Strengthening the finance team by adding a Controller and an EVP of Finance during fiscal 2025 and, subsequent to year-end, hiring senior leadership, a Director of Financial Reporting; further enhancements and realignment are planned to ensure appropriate composition and depth of expertise.

b)	Developing enhanced procedures and controls to improve the identification, analysis, and accounting for large or complex transactions, with external advisors engaged as needed to supplement internal capabilities.

c)	Implementing a formal ICFR compliance program with the assistance of an external advisor, including a gap assessment against the COSO framework and recommendations to enhance documentation and oversight.

d)	Standardizing documentation and retention practices, providing enhanced training to control owners, and strengthening oversight and monitoring to ensure control activities are evidenced and performed consistently and on a timely basis.

While these actions represent progress, the material weaknesses cannot be considered remediated until the enhanced procedures and controls have been fully designed, implemented, and demonstrated (through testing over a sufficient period) to operate effectively.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Attestation report of the registered public accounting firm

This Annual Report on Form 40-F does not include an attestation report of our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting identified during the year ended June 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2025 and filed on SEDAR+ at www.sedarplus.ca.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian and United States securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficiency of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power and BESS projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the details of the transaction with Qcells; the details of the CIM Transaction; the timelines and milestones associated with the Company’s development pipeline; the details of the Company’s planned expansion into the data center industry; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements represent only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the ability to secure a contract with a data center partner; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

34

Management’s Discussion and Analysis

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company and CIM may be unable to conclude definitive documentation for the CIM Transaction; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any public health threats; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

35